Crown Auto Holdings, Inc.
2760 South State Street
Salt Lake City, UT 84115

January 18, 2012

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Jennifer Thompson

Re:          Crown Auto Holdings, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 8, 2011
File No.: 333-171624

Dear Ms. Peyser:

I write on behalf of Crown Auto Holdings, Inc., (the “Company”) in response to Staff’s letter of January 5, 2012, by Mara Ransom, Assistant Director, Legal Division of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 4 to the Registration Statement on Form S-1, filed December 8, 2011, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations for the Three Months Ended September 30, 2011 and 2010, page 32

1.
We note your disclosure in the last paragraph on page 32 that you recorded net income of $4,320 for the three months ended September 30, 2011 compared with pro forma net income of $22,989 for the three months ended September 30, 2010. However, per your financial statements on page F-2, $22,989 appears to represent net income for the three months ended September 30, 2010 rather than pro forma net income. We also note that in the sixth paragraph on page 33 you compare net income of $28,310 for the nine months ended September 30, 2011 to pro forma net income of $182,955 for the nine months ended September 30, 2010. However, per your financial statements on page F-2, pro forma net income for the nine months ended September 30, 2010 is $192,731. Please revise so that the amounts discussed within your results of operations agree to the amounts presented on the face of your statements of operations, and if no pro forma adjustments are needed for a period that you present, please explain why you are analyzing pro forma numbers for that period.

In response to this comment, the Company realized that the captions identifying the pro forma vs the actual numbers were lost when the Form S-1 was edgarized. The captions have been replaced. We have corrected the pro forma net income number as requested. We are presenting the pro forma numbers for all periods presented so that the user can clearly see that the only period affected is the nine months ended September 30, 2010.

Results of Operations for the Nine Months Ended September 30, 2011 and 2010, page 33

2.
We note from your response to comment 4 in our letter dated October 4, 2011 that you allocated a portion of the bad debt expense to the nine months ended September 30, 2010. We also note that in the fifth paragraph on page 33 you discuss bad debt expense of $9,773 for the nine months ended September 30, 2010. However, your statement of operations for the nine months ended September 30, 2010 on page F-2 reflects bad debt expense of zero. Please revise either the amounts included your financial statements or the amounts included in Management’s Discussion and Analysis, as appropriate, so that the amounts being discussed agree with the amounts included in your financial statements. Additionally, as previously requested, please revise your analysis of results of operations to explain why bad debt expense increased significantly from September 30, 2010 to September 30, 2011.

In response to this comment, the Company has revised the Management’s Discussion and Analysis to match the financial statement amounts. The last 2 sentences of the same paragraph explains the explanation for the increase in bad debt expense. The allowance for bad debts is an estimate made by management based upon the information available at the date the estimate is made. As indicated in the explanation, the Company’s estimated allowance for bad debts as of December 31, 2009 exceeded actual losses. This resulted in the Company computing a lower estimate during the year ended December 31, 2010. No additional allowance for bad debts was required until the 4th quarter of 2010. During 2011, the Company increased its allowance for bad debts during the six months ended June 30, 2011. No additional allowance was determined to be required during the three months ended September 30, 2011.

Results of Operations for the Years Ended December 31, 2010 and 2009, page 34

3.
We note in the seventh paragraph on page 34 that you disclose you recorded net income of $172,711 for the year ended December 31, 2010; however, based on the amounts presented in your statements of operations on page F-9, it appears that this amount represents pro forma net income rather than net income. Please revise or advise.

Financial Statements for Fiscal Periods Ended September 30, 2011 and 2010, page F-1

In response to this comment, the Company has revised the disclosure to clarify that the number presented is pro forma net income.

Consolidated Statements of Operations, page F-2

4.
We note that you have presented two lines in your financial statements which are captioned Net Income as well as two lines which are captioned Provision for Income Taxes. It appears that some of this information may represent pro forma income taxes and pro forma net income. Please revise the captions as appropriate and provide a footnote which explains the pro forma amounts presented for the nine months ended September 30, 2010.

As explained in the response to Comment 1 the missing captions have been replaced.

Financial Statements for Fiscal Years Ended December 31, 2010 and 2009, page F-7

Consolidated Statements of Operations, page F-9

5.
We note your response to comment 3 in our letter dated October 4, 2011 that you determined you should separate your auto sales between auction sales and car lot sales. We also note that you revised your statements of operations for the years ended December 31, 2010 and 2009 to present sales and costs of sales for these operations separately and revised your Management’s Discussion and Analysis for all annual and interim periods to separately discuss these operations. However, you have not fully responded to our prior comment 3, which we reissue in part: Please tell us how you considered whether retail auction sales and retail car lot sales should be separate operating segments based on the guidance in ASC 280-10-50. If you believe these lines of business represent separate operating segments, explain to us how you reached this conclusion, and provide us with your detailed analysis of whether and how these operating segments meet the criteria in ASC 280-10-50-11 to be reported as a single reportable segment. If your conclusion is that these operations represent separate operating segments and such segments do not meet the all of the criteria for aggregation, please revise your financial statements to provide all of the segment disclosures required by ASC 280-10-50-20 through 50-42, including interim period disclosures. If your conclusion is that these operations do not represent separate operating segments based on the guidance in ASC 280-10-50 and your revised disclosures are intended to provide revenue information for each product or service consistent with the guidance in ASC 280-10-50-40, please ensure your response addresses how you reached this conclusion.

In response to this comment, the Company first clarifies its position that its automobile sales via auction and via car lot do not represent multiple operating segments.  The Company elected to report these revenue items separately in its statements of operations simply for informational purposes, so as to provide revenue information for each sales method consistent with the guidance in ASC 280-10-50-40.

The Company’s conclusion that the two reported revenue items do not represent separate operating segments was based on several critical factors, including: 1) the nature of the products being sold is identical; 2) the method in which the products are acquired is identical; 3) types and classes of customers are not discernibly different; and 4) regulatory factors are not discernibly different.  In addition, the Company has one manager who oversees and is responsible for the performance and monitoring of both distribution methods.  Furthermore, the Company does not utilize separate and distinct accounting protocols for each revenue source; rather, the accounting records are maintained in a single accounting database.  Due to the fact that the Company views the two revenue streams as materially identical, consideration of the quantitative thresholds for segment identification are not applicable.

Sincerely,

/s/ Jim Katsanevas
Jim Katsanevas